Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
DAVID MICHELS	25	13	2,721
BRIAN WALLACE	25	13	2,721
CHRISTOPHER BELL	25	13	2,721

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
MICHAEL NOBLE	25	13	2,721
WOLFGANG NEUMANN	26	13	659
JOHN O'REILLY	25	13	2,721
BRYAN TAKER	25	13	2,721

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 AUGUST 2005 AT 296.00P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED (ADJUSTED FOR FRACTIONAL ENTITLEMENTS CARRIED FORWARD WHERE APPLICABLE).

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")

DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED, PURSUANT TO PART VI OF THE ACT THAT AS AT 9 AUGUST 2005 IT NO LONGER HAS A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.